VIA EDGAR ONLY

July 6, 2015

United States Securities and Exchange Commission

Attn: Katherine Wray, Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cimarron Medical, Inc. Preliminary Information Statement on Schedule 14C Filed June 12, 2015 File No. 000-55242

Dear Ms. Wray:

Cimarron Medical, Inc. (the “Cimarron” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 19, 2015, relating to the above-referenced preliminary Schedule 14C (the “Filing”).

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

Please tell us whether you have any current plans, proposals or arrangements to issue any of your newly authorized common or preferred stock. To the extent that you do not, please revise your disclosures to state that you have no current plans, proposals or arrangements, written or otherwise, at this time to issue any such securities.

Response:

We expect to issue shares of our newly authorized common stock and other rights to purchase and/or convert indebtedness for additional shares in connection with the closing of the previously announced merger of SB Acquisition Corporation, a wholly owned subsidiary of Cimarron, with and into Sun BioPharma, Inc., (“Sun BioPharma”). We have filed concurrently with the submission of this Response Letter a revised preliminary Schedule 14C (the “Amended Filing”), which includes, among other additional disclosures addressed below, disclosure of the anticipated issuance in connection with the Merger, as well as other  disclosure regarding  Sun BioPharma consistent with Note A to Schedule 14A.

2.

You indicate you are relying on Rule 145(a)(2) of the Securities Act in effecting your reincorporation. As you know, Rule 145(a)(2) relates to transactions where the sole purpose is to change an issuer's domicile solely within the United States. In this regard, we note your disclosure here and in your Form 8-K filed on June 18, 2015, that you recently entered into a merger agreement with Sun BioPharma, Inc. We also note disclosure in your filing indicating that certain of the provisions of your certificate of incorporation and bylaws differ from those contained in those of Cimarron Delaware. Please provide us with a detailed analysis underlying your conclusion that the reincorporation has as its sole purpose a change in domicile.

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Response:

While the reincorporation merger will result in changes to the practical impact of Company’s articles of incorporation and bylaws, such changes are incidental to the change in jurisdictions.  The sole purpose of the reincorporation merger is to effect the identified change in domicile. In addition, the Company respectfully submits that it can also rely on Rule 145(a)(2) because the changes to the Company’s articles of incorporation and bylaws resulting from the reincorporation merger could have been effected by amendments to those documents pursuant to applicable law in either Utah (the Company’s prior jurisdiction) or Delaware (the Company’s new jurisdiction) free of any registration requirements under the Securities Act of 1933 (the “Securities Act”).

To further support the foregoing conclusion, the Staff has previously granted “no-action” relief confirming that Rule 145(a)(2) should continue to apply where the change in domicile is accompanied by revisions of the issuer’s charter documents that could have been effected by charter amendments either in the prior state of incorporation or in the new state of incorporation without any registration requirement under the Securities Act. See, e.g., Russell Corporation March 18, 2004 (“Russell”), Adolf Coors Company, August 25, 2003 (“Coors”); Marantz Company Inc., June 17, 1986 (“Marantz”); The Times Mirror Company, February 14, 1986 (“Times Mirror”); The Caterpillar Tractor Company, February 10, 1986 (“Caterpillar”); Langley, February 28, 1983; Lorimar-Telepictures Corporation, November 14, 1986 (“Lorimar”); and Wavetek, April 25, 1980 (“Wavetek”).

Furthermore, although we do not view the proposed changes to the Company’s articles of incorporation and bylaws as significant, the Staff has also granted no action relief confirming that the Rule 145(a)(2) exception is still available where a change in domicile is accompanied by significant revisions in the issuer’s charter documents, even though such changes could not necessarily have been accomplished under the laws of the issuer’s prior domicile. See, e.g., General Electric Capital Corporation, July 26, 2000; CygnusTherapeutic Systems, May 6, 1994; Coors, Lorimar; The Clorox Company, September 29, 1986; Marantz; Times Mirror; Caterpillar and Wavetek.

The anticipated changes to our articles of incorporation and bylaws referenced in the Filing, the most material of which may be the increase in authorized capital stock and the authorization of blank-check preferred stock, could have each been effected separately by amendments effected pursuant to Utah law free of any registration requirements under the Securities Act as permitted under the foregoing cited no action relief.  Additionally, the increase in our authorized capital stock and authorization of blank-check preferred stock, have already been approved by a separate vote of the stockholders, and will be effected by amendment to our charter documents in Utah if for any reason the reincorporation merger is not effected).  For that reason, the Company believes reliance on Rule 145(a)(2) is appropriate.

3.

Expand your disclosure here and throughout your filing to discuss the impact of the merger with Sun Biopharma on the matters your shareholders approved by written consent. For example, clarify when the merger with Sun Biopharma will occur relative to your reincorporation in Delaware, and whether the merger agreement is dependent or contingent on your reincorporation to Delaware.

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Response:

The matters approved by our shareholders by written consent are separate from the proposed merger between SB Acquisition Corporation and Sun BioPharma.  The Company expects to effect the reincorporation merger after satisfaction of applicable regulatory requirements regardless of whether SB Acquisition Corporation merges with Sun BioPharma.  Notwithstanding the foregoing, the Amended Filing contains additional disclosure regarding the relative timing of the reincorporation merger and the SB Acquisition Corporation merger.

4.	To facilitate understanding of the information contained in your table, please revise the table to provide a column for each class of your voting securities.

Response:

The Amended Filing reflects the requested revisions.

In connection with this response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Cimarron Medical, Inc.

/s/ David Fuhrman
David Fuhrman Chief Executive Officer

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